Exhibit 7.09

December 14, 2009

Special Committee
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

Lady and Gentlemen:

Reference is made to: (a) that certain offer letter, dated November 3, 2009, made by Troy Lowrie and Lowrie Management, LLLP, on behalf of Family Dog, LLC, a Colorado limited liability company organized with the Colorado Secretary of State on November 6, 2009 (“Purchaser”), to the board of directors of VCG Holding Corp. (the “Company”) regarding Purchaser’s proposal to acquire the outstanding shares of common stock of the Company (the “Proposal”), (b) that certain letter from Purchaser to the Special Committee, dated November 17, 2009, extending the Proposal deadline from November 18, 2009 to 5 p.m. (Mountain Standard Time) on December 4, 2009, and (c) that certain letter from Purchaser to the Special Committee, dated December 4, 2009, extending the Proposal deadline from December 4, 2009 to 5 p.m. (Mountain Standard Time) on December 14, 2009.

At the request of the Special Committee, in order for it to further consider and review the Proposal, independently and with its legal and financial advisors, the Proposal deadline is hereby extended until 5 p.m. (Mountain Standard Time) on December 21, 2009.

The undersigned reserves the right to amend or withdraw the Proposal and to terminate further discussions at any time prior to our execution of definitive agreements.  This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been negotiated, executed and delivered by the Company and all other appropriate parties and the agreement, arrangement or understanding has been approved by the Company’s board of directors and its special committee.

Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

Family Dog, LLC

/s/ Troy Lowrie
Troy Lowrie
President